Schedule 13D/A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)



LIME ENERGY CO.

(Name of Issuer)



COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)



53261U106

(CUSIP Number)


PAUL M. SHERIDAN
LEAF MOUNTAIN COMPANY, LLC
190 S. LASALLE STREET, SUITE 1700
CHICAGO, ILLINOIS 60603
312-346-4101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



January 20, 2009

(Date of Event which Requires Filing of this Statement)


53261U106

CUSIP No.



       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	LEAF MOUNTAIN COMPANY, LLC
	36-4001435



       2. Check the Appropriate Box if a Member of a Group (See Instructions)


       (a)



       (b)



       3. SEC Use Only



       4. Source of Funds (See Instructions)

	WC



       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

       N/A



       6. Citizenship or Place of Organization

	Illinois



Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

	473,233



       8. Shared Voting Power

	N/A



       9. Sole Dispositive Power

	473,233



       10. Shared Dispositive Power

	N/A



       11. Aggregate Amount Beneficially Owned by Each Reporting Person

	473,233



       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



      13. Percent of Class Represented by Amount in Row (11)

	4.95% BASED ON 9,555,053 OUTSTANDING SHARES AS REPORTED IN THE LIME ENERGY CO. Information Statement dated December 31, 2008



      14. Type of Reporting Person (See Instructions)

	00 - LIMITED LIABILITY COMPANY


	This Amendment No. 4 (this "Amendment") relates to the
	Schedule 13D (the "Original Schedule 13D") that was filed on
	December 10, 2001 by Leaf Mountain Company, L.L.C. ("Leaf Mountain")which
	reports Leaf Mountain's initial acquisition of Common Stock of
	Lime Energy Co., formally known as Electric City Corp., (the "Company"),
	as previously amended by Amendment No. 1 filed on May 11, 2004
	("Amendment No. 1"), Amendment No. 2 filed on September 1, 2004
	("Amendment No. 2") and Amendment No. 3 filed on August 17, 2007
	("Amendment No. 3").  Except as set forth in this Amendment, the information
	contained in the Original Schedule 13D, as previously amended, has not been
	changed.


       Item 4. Purpose of Transaction

	As reported in the Original Schedule 13D, Leaf Mountain acquired for
	investment purposes $3,000,000 of the Company's securities, consisting
	of 300,000 shares of Series A Convertible Preferred Stock
	("Series A Preferred Stock"), warrants to purchase 75,000 shares of
	Series A Preferred Stock (the "Preferred Warrant"), 45,122 shares of
	Common Stock and warrants to purchase 421,875 shares of Common Stock.
	From the time of the filing of the Original Schedule 13D and through
	March 19, 2004, Leaf Mountain acquired 68,770 shares of
	Series A Preferred Stock through the Company's issuance of stock dividends,
	allowed the Preferred Warrant to lapse and converted 45,000 shares of
	Series A Preferred Stock into 450,000 shares of Common Stock.

	As reported in Amendment No. 1, on March 19, 2004, Leaf Mountain allowed the Company to redeem 116,307 shares of Series A Preferred Stock and to exchange its remaining 207,463 shares of Series A Preferred Stock for 20,746 shares of Series E Convertible Preferred Stock
	("Series E Preferred Stock"). As further reported in Amendment No. 1, Leaf Mountain acquired 816 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred stock and, through April 30, 2004, Leaf Mountain has sold 157,500 shares of Common Stock pursuant to a 10(b)5-1 Plan program of sales.

	As reported in Amendment No. 2, from May 1, 2004 through June 30, 2004, Leaf Mountain sold 195,000 shares of Common Stock at an average net sales price of approximately $1.79 pursuant to a 10(b)5-1 Plan program of sales. As further reported in Amendment No. 2, Leaf Mountain acquired 324 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred Stock. On July 14, 2004, Leaf Mountain converted 4,000 shares of Series E Preferred Stock into 400,000 shares of Common Stock. From July 1, 2004 through
	August 31, 2004, Leaf Mountain sold 344,400 shares of Common Stock at an average net sales price of approximately $1.68.

	As reported in Amendment No. 3, Leaf Mountain's activity relative to its ownership of the Company's securities from September 1, 2004 through August 15, 2007 consisted of the following transactions:

       (1)	From September 1, 2004 through July 31, 2006, Leaf Mountain
acquired 2,273 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred Stock.
       (2)	From September 1, 2004 through March 31, 2006, Leaf Mountain sold
36,200 shares of Common Stock at an average net pre-split sales price of approximately $1.22.
       (3)	On May 28, 2005, Warrants to purchase 421,875 shares of Common Stock expired.
       (4)	On June 15, 2006, Leaf Mountain?s Common Stock shares were reduced by 151,221 from 162,022 to 10,801 through a one-for-fifteen reverse stock split.
       (5)	As of June 30, 2006, Leaf Mountain distributed 3,600 shares of
Common Stock in satisfaction of a redemption of Leaf Mountain membership rights.
       (6)	On June 30, 2006, Leaf Mountain acquired 1,300,000 shares of Common
Stock at $1.00 through the Company?s sale of Common Stock.
       (7)	Additionally, Leaf Mountain converted its entire holding of 20,159 shares of Series E Preferred Stock into 2,015,900 shares of Common Stock.
       (8)	From November 4, 2006 though June 30, 2007, Leaf Mountain acquired
44,633 shares of Common Stock in satisfaction of liquidated damages owed as a result of the Company?s inability to register certain shares on or before November?3, 2006.
       (9)	From April 1, 2006 through June 30, 2007, Leaf Mountain sold 55,100 shares of Common Stock at an average net post-split sales price of approximately $1.91.

        This Amendment is being filed to report Leaf Mountain's activity relative to its ownership of the Company's securities from August 16, 2007 through January 20, 2009. On January 28, 2008, the
Company executed a one-for-seven reverse stock split
(the "Reverse Stock Split"). Through the Reverse Stock Split the numbers of share of Common Stock owned by Leaf Mountain was reduced by 2,839,401 from 3,312,634 shares of Common Stock to 473,233 shares of Common Stock.
Also in connection with the Reverse Stock Split, Leaf Mountain received $6.00 from Company in exchange for fractional shares created by the Reverse Stock Split.

        Leaf Mountain expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Leaf Mountain may make additional purchases of the Company's Common Stock. Leaf Mountain may, from time to time sell all or a portion of the Common Stock that it now holds either in private placements and/or in the open market pursuant to Rule 144 or registrations effected by the Company for Leaf Mountain and/or the Other Investors and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

        Except as set forth above, neither Leaf Mountain nor, to the knowledge of Leaf Mountain, John J. Jiganti has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, as amended. Leaf Mountain, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.


       Item 5. Interest in Securities of the Issuer

             (a) - (c) As of August 15, 2007, Leaf Mountain beneficially owned 3,312,634 shares of Common Stock.

        As reported above, from August 16, 2007 through January 20, 2008, Leaf Mountain reduced its Common Stock holding by 2,839,401 from 3,312,634 to 473,233 through the Reverse Stock Split and received $6.00 from the Company in exchange for fractional shares created by the Reverse Stock Split.

        Based on the 9,555,053 outstanding shares of Common Stock as of November 26, 2008 as reported in the Company's Information Statement dated December 31, 2008, the shares of Common Stock beneficially owned by Leaf Mountain represent approximately 4.95% of the Company's outstanding shares of Common Stock. Leaf Mountain has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of any Common Stock beneficially owned by Leaf Mountain.

       (d)	No person other than Leaf Mountain has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Leaf Mountain.

       (e) As of November 26, 2008, Leaf Mountain ceased to be the beneficial owner of more than five percent of the Company's Common Stock.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 20, 2009		LEAF MOUNTAIN COMPANY, L.L.C.


			By:_/s/ John J. Jiganti

			John J. Jiganti
			Its Manager